EXHIBIT 2.1 Minutes Approving the Merger

A meeting of the Directors of AZTEK, INC., a Nevada corporation, was held at the Company's office on the 30th day of June, 1998, via teleconference at the hour of 10:00 o'clock a.m., for the purpose of approving a merger between Aztek, Inc. and Aztek Technologies Inc., a Canadian company.

    Mike Sintichakis, Chairman of the Board, called the meeting to order and Nick Sintichakis, Director and Secretary, recorded the minutes of the meeting.

     Upon motion duly made, seconded and unanimously carried, the reading correcting and approval of the minutes of the last meetings was waived.

     Upon motion duly made, the Directors of the Company unanimously agreed to an approved a merger between the Company and Aztek Technologies Inc., a Canadian based company, by way of a share exchange. The Directors of the Company further agreed that the exchange of shares will be on a one for one basis, subject to the approval of the shareholders of Aztek, Inc. and subject to the approval of the shareholders of Aztek Technologies Inc.

     There being no further business to come before the meeting at this time, the meeting was, upon motion duly made and seconded, adjourned at 11:30 a.m.


                                             /s/ Mike Sintichakis
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                                             Mike Sintichakis, Director